UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In January 2011, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1 to 99.7 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated December 17, 2010: Sanofi-aventis and Merck KGaA Sign Agreement to Jointly Investigate Novel Combinations Against Cancer

Exhibit 99.2	Press release dated December 20, 2010: Sanofi-aventis and Avila Therapeutics Sign Global Alliance to Develop Targeted Covalent Oncology Drugs

Exhibit 99.3	Press release dated December 21, 2010: Sanofi-aventis Acquires from Ascendis Pharma Worldwide Rights on Drug-Delivery Technology in Diabetes and Related Disorders

Exhibit 99.4	Press release dated January 5, 2011: Positive Phase II Results with BSI-201 (Iniparib) in Women with Metastatic Triple Negative Breast Cancer Published in The New England Journal of Medicine

Exhibit 99.5	Press release dated January 9, 2011: Statement on Genzyme discussions

Exhibit 99.6	Press release dated January 12, 2011: Sanofi-aventis Enters into Two Research & Development Collaborations with the University of California, San Francisco

Exhibit 99.7	Press release dated January 12, 2011: European Commission Clears Acquisition of Genzyme Corporation by sanofi-aventis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 14, 2011	SANOFI-AVENTIS

	By	/S/ JOHN FELITTI
	Name:	John Felitti
	Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated December 17, 2010: Sanofi-aventis and Merck KGaA Sign Agreement to Jointly Investigate Novel Combinations Against Cancer

Exhibit 99.2	Press release dated December 20, 2010: Sanofi-aventis and Avila Therapeutics Sign Global Alliance to Develop Targeted Covalent Oncology Drugs

Exhibit 99.3	Press release dated December 21, 2010: Sanofi-aventis Acquires from Ascendis Pharma Worldwide Rights on Drug-Delivery Technology in Diabetes and Related Disorders

Exhibit 99.4	Press release dated January 5, 2011: Positive Phase II Results with BSI-201 (Iniparib) in Women with Metastatic Triple Negative Breast Cancer Published in The New England Journal of Medicine

Exhibit 99.5	Press release dated January 9, 2011: Statement on Genzyme discussions

Exhibit 99.6	Press release dated January 12, 2011: Sanofi-aventis Enters into Two Research & Development Collaborations with the University of California, San Francisco

Exhibit 99.7	Press release dated January 12, 2011: European Commission Clears Acquisition of Genzyme Corporation by sanofi-aventis

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